

Mail Stop 3561

May 22, 2009

<u>via U.S. mail and facsimile</u>

Paul Feller, Principal Executive Officer
Stratus Media Group, Inc.
8439 West Sunset Boulevard
West Hollywood, CA 90069

RE: **Stratus Media Group, Inc.**
Form 10-K, as amended for the Fiscal Year Ended December 31, 2008
Form 8-K Filed March 14, 2008
File No.: 0-24477

Dear Mr. Feller:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2008</u>

<u>Why This Amendment is Filed, page 3</u>

1. We note that the amendment to your Annual Report on Form 10K was filed to reflect the restatement of your fiscal year 2007 and 2008 financial statements. Please tell us how you considered the requirements of Item 4.02 of Form 8-K in your decision to not report

the non-reliance on previously issued financial statements or a related audit report or complete interim review, on a Form 8-K.

Item 6. Selected Financial Data, page 17

2. We note, on page 3, that you restated your fiscal year 2007 and 2008 financial statements. Please revise your Selected Financial Data table to label the columns "restated", as applicable.

3. We note that you present condensed summary financial information for 2004 and that you did not provide an audit report covering such period in your Form 8-K filed March 14, 2008. Please label the 2004 financial information as "unaudited".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 19

Goodwill and Intangible Assets, page 20

4. We note that after the net goodwill impairment of $1,015,000 you recorded for the fiscal year 2008, in accordance with SFAS 142, the remaining goodwill and indefinite lived intangible assets accounted for approximately 90% of your total assets at December 31, 2008. In light of the 2008 goodwill impairment and the significance of your remaining goodwill and indefinite lived intangible assets balance, we expect robust and comprehensive disclosure in your Critical Accounting Policies regarding your impairment testing policy. Specifically, we believe you should provide the following information:

a) Describe the methodology used to assign goodwill to your reporting units. Specifically, describe how your reporting units were identified, how goodwill is allocated to reporting units, and whether there have been recent changes in the number of reporting units, or the manner in which goodwill is allocated. See Section II.L.5 of our Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006) at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

b) Disclose the date on which your annual impairment test is conducted, and if you conducted additional tests throughout the year as a result of impairment indicators.

c) You disclose, on page 32, your use of a discounted future cash flow method to estimate the fair value of your events and card operations. Expand your disclosures to include quantitative and qualitative disclosure of the material assumptions used under this method. For each of your reporting units you should disclose the following at a minimum:

1) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and your determination of the terminal value,

2) the discount rates for each reporting unit and how those discount rates were determined,

3) your consideration of any market risk premiums, and

4) the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur

e) To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, please provide a table showing the carrying value and the fair value of each reporting unit for which an impairment is reasonably possible.

f) Please confirm to us that the sellers of Stratus Rewards, LLC were parties that were unrelated to you.

You may refer to SEC Release No. 33-8098 and SEC Release No. 33-8350 for further guidance on Critical Accounting Policies disclosure within MD&A.

5. Taking into consideration the circumstances that caused you to recognize the $1.0 million impairment charge on the Stratus Rewards goodwill and the fact that a sponsoring bank for the Stratus Rewards program has not been obtained, tell us whether you first tested your Stratus Rewards long-lived assets subject to amortization pursuant to SFAS 144. If you did test your long-lived assets for impairment, revise to disclose the results of your test, how you group your long-lived assets for purposes of testing for impairment, and explain to us why an impairment charge was not recognized. If you have not tested your long-lived assets for impairment, explain to us why not. Refer to paragraph 8 of SFAS 144 for additional guidance.

Summary of Contractual Obligations, page 23

6. Please revise your contractual obligations table here and in Note 16 to include the future maturities of all of your known contractual obligations, including any estimated future interest payable on such obligations, as of December 31, 2008. In this regard, we note that your table excludes certain current contractual obligations that are shown on your balance sheet and appear to meet the disclosure requirements of Item 303(a)(5) of Regulation S-K, such as accrued interest, loans payable to shareholders, current portion of notes payable-related parties, notes payable and event acquisition liabilities. You may

also refer to paragraph 10 of SFAS 47 for disclosure requirements of recorded obligations. Alternatively, tell us why you do not believe such disclosure is required.

7. We note your $1.0 million debt obligation, of which you disclose in your contractual table that $375,000 is due in 2009. Please tell us if this obligation is the $1.0 million non-current portion of notes payable – related parties that is shown on your balance sheet (page 26) and Note 10 (page 37). If so, please revise your contractual obligations table, on pages 23 and 40, or your balance sheet and Note 10, to reflect the appropriate current portion of this obligation due in 2009.

Item 8. Financial Statements and Supplementary Data, page 25

8. We note, on page 3, that you restated your fiscal year 2007 and 2008 financial statements. Please tell us how you considered paragraphs 25-26 of SFAS 154 for the correction of an error in previously issued financial statements.

Report of Independent Registered Public Accounting Firm, page 25

9. We note, on page 3, that you restated your fiscal year 2007 and 2008 financial statements. We further note that the audit report was reissued, in your Form 10-K/A (Amendment No. 1), with the original report date of April 13, 2009. Please have your registered public accounting firm explain to us how they considered AU Section 530.07 in the reissuance of their April 13, 2009 audit report with your restated financial statements.

Notes to Financial Statements, page 30

10. Please expand your footnotes to describe the nature of the following line items:

   - Deferred salary of $1,545,512 and $0 as of December 31, 2007 and 2008, respectively;
   - Accrued expense – legal judgment of $430,895 and $65,316 as of December 31, 2007 and 2008, respectively;
   - Line of credit of $68,041 and $0 as of December 31, 2007 and 2008, respectively; and
   - Other (income)/expense of $(380,659) and $(99,315) for the fiscal years ended December 31, 2007 and 2008, respectively

Note 3. Basis of Presentation and Significant Accounting Policies, page 30

Net Loss Per Share, page 32

11. We note, on page 27, your basic and diluted weighted average number of shares outstanding of 53,959,831 and 48,845,906 for the fiscal years ended December 31, 2008 and 2007, respectively. Please revise to disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

Note 7, Goodwill and intangible assets, page 35

12. Please disclose the intangible assets by class. In other words, disclose the amounts assigned to goodwill, tradenames, licensing rights, etc.

13. Please tell us when you acquired each of the intangible assets by event and tell us why you believe each intangible asset is recoverable. We note on page 4 that most of the properties have never been activated by the Company, require the payment of additional amounts to complete the acquisitions, or have not generated revenues in the last two years and require reactivation. Refer to paragraph 8 of SFAS 144 for additional guidance.

Note 5. Acquisition of Stratus Rewards, page 35

14. We note your disclosure that despite the inactive status of Stratus Rewards, the Company believes that the brand and value of the business remains intact and will increase in value with the addition of a new sponsoring bank, and accordingly, the Company has not recorded any impairment of the carrying value on its financial statements. Please reconcile this statement to the $1.0 million goodwill impairment you recorded for Stratus Rewards, as of December 31, 2008, or revise your disclosure as necessary.

Note 10. Notes Payable to Related Parties, page 37

15. We note your $1.0 million note payable and, in Note 9, your $767,488 loan payable to your President. Please revise your footnotes to include the following disclosures for each of these significant related party debt obligations, as applicable:

- The interest rates, whether secured or unsecured, priority, or any subordinate features;
- Any restrictive covenants (e.g. restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien pursuant to paragraphs 18-19 of SFAS 5; and

- Any subjective clauses in long-term debt agreements that may accelerate the due date, unless acceleration is remote per FASB Technical Bulletin 79-3;

Note 12. Event Acquisition Liabilities, page 38

16. Please provide us with a detailed description of the nature of your Concours on Rodeo and Core Tour/Action Sports Tour event acquisition liabilities of $430,043 and $483,717, respectively, as of December 31, 2008. Please also advise us of the following with respect to these events:

- Confirm to us that you have acquired and maintain the rights to each of these events;
- Given your disclosure on page 4, that most of the Event Properties require the payment of additional amounts *to complete the acquisitions* (such as the Core Tour alternative sports events), confirm to us that the completion of the above acquisitions is not contingent upon settling these liabilities;
- Tell us if the $482,126 "Core Tour" judgment, disclosed on page 34, is included in the $483,717 Core Tour/Action Sports Tour event acquisition liability as of December 31, 2008;
- Tell us if you paid the $482,126 in cash to the previous owners of the "Core Tour" by December 31, 2008; and
- If you did not make the $482,126 cash payment by December 31, 2008, tell us the consequences of not making this payment, if any.

17. We note that in connection with the Snow and Ski Tour asset impairment you also wrote off the related acquisition liability of $240,000. We further note, on page 22, that you wrote off accounts payable related to events canceled in 2004 and 2005 of $20,642 and $560,549 in the fiscal years ended December 31, 2008 and 2007, respectively. Please provide us with a detailed description of the nature of these liabilities that you wrote off in 2007 and 2008, and tell us how you satisfied the conditions in paragraph 16 of SFAS 140 to extinguish the liability.

Note 15. Shareholders' Deficit, page 38

Warrants, page 39

18. We note on page 40 that you classified the warrants as a liability on the balance sheet, which requires that they be carried at fair value with changes in fair value reported in your statement of operations. Please disclose the amount of the liability as of December 31, 2007 and 2008, how you determined the fair value of the liability to include the assumptions made, the amount reported in your statement of operations and where you have classified such amount.

Note 17. Segment Information, page 41

19. We note the March 14, 2008 reverse merger with Pro Sports & Entertainment, Inc. and your August 15, 2005 acquisition of Stratus Rewards, LLC, on page 3, and your November 2000 acquisition of Pro Sports Talent Management on page 6. We also note the Event and Stratus revenues and cost of revenues you separately disclose on the face of your Statements of Operations on page 27. Please tell us how you determined both your operating segments and reportable segments, and how you considered the disclosure requirements for your reportable segments pursuant to SFAS 131.

Note 18. Quarterly Results (Unaudited), page 42

20. We note that the sum of your fiscal year 2008 quarterly operating losses, shown in your table, is $990,000. We further note, on page 27, your fiscal year 2008 loss from operations of $2,006,093. Please revise your quarterly results table as appropriate.

Item 9A(T). Controls and Procedures, page 44

21. Please tell us if your acting CFO also participated in the evaluation of, and conclusions on, the effectiveness of your disclosure controls and procedures, and internal control over financial reporting, as required by Item 307 and Item 308T of Regulation S-K, respectively. If so, please revise your corresponding evaluation and conclusion disclosures to also include your CFO. You may also refer to Exchange Act Rule 13a-15 for the participation requirements of your certifying officers (i.e. principal executive officer and principal financial officer).

Evaluation of Disclosure Controls and Procedures, page 44

22. Please revise your disclosure to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e).

23. It appears that you did not file your December 31, 2007 audited financial statements within your Form 8-K filed on March 14, 2008 or an amended Form 8-K that reports your reverse merger, and that these audited financial statements were not filed until you filed your December 31, 2008 Form 10-K on April 15, 2009. Please tell us how your certifying officers considered the impact of these financial statements not being filed within the time periods specified in the Commissions rules and forms, when assessing the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report.

24. In light of the restatement of your fiscal year 2007 and 2008 financial statements and new facts discovered by management, including any material weaknesses you may have identified, please revise to discuss the basis of your certifying officers' conclusion that

their initial conclusion on the effectiveness of disclosure controls and procedures remains the same, as of the end of the period covered by the amended filing.

Management's Report on Internal Control Over Financial Reporting, page 44

25. Please revise to include the entire definition of internal control over financial reporting, as set forth in Exchange Act Rule 13a-15(f). In this regard, your internal control over financial reporting is a process designed by, or under the supervision of, your principal executive and principal financial officers, or persons performing similar functions, not only your "chief executive officer", and is effected by your board of directors, management and other personnel.

26. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, as required by Exchange Act Rule 13a-15(c).

27. Tell us if you identified any material weaknesses as a result of the restatement of your fiscal year 2007 and 2008 financial statements, and if so, what consideration you gave to disclosing the following: the nature of the material weaknesses, the impact on the financing reporting and control environment, and management's current plans, if any, for remediating the weakness. Refer to Section E of the May 16, 2005 "Staff Statement on Management's Report on Internal Control Over Financial Reporting" that can be found at http://www.sec.gov/info/accountants/stafficreporting.htm.

Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2008

Item 11. Executive Compensation

28. Please include your Mr. Moynahan, your CFO, in this section as required by Item 402(m) of Regulation S-K.

29. Please include the narrative disclosure required by Item 402(o) of Regulation S-K.

Signatures

30. Please include the signature of your principal financial officer, your controller or principal accounting officer and a majority of your board of directors, as required by Form 10-K. If your principal financial officer, controller or principal accounting officer, and directors have signed the Form 10-K/A, Amendment 2, but the signature page does not indicate that the person signing occupies that position, please confirm that your principal financial officer, controller or principal accounting officer and a majority of directors have signed the form and that in future filings you will indicate

each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

Form 8-K Filed March 14, 2008

31. Please amend your Form 8-K to file audited financial statements of Pro Sports & Entertainment, Inc. as of and for December 31, 2007.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Paul Feller, Principal Executive Officer
     Via facsimile: (323) 656-2221